INVEST IN **HEAL RAPIDLY**

A new liquid bandage promoting a healthier, infection-free healing process


HEAL RAPIDLY
FIRST AID SPRAY

healrapidly.com Newport, OR

B2B Healthcare Consumer Goods B2C Health & Fitness

Highlights

1. Join early-stage investors in a breakthrough pharma startup leading next innovation in wound care
2. Heal Rapidly created by a world-famous virologist who first discovered a test for E. coli endotoxin
3. 4B+ need better wound care; top rival lacks proof of faster healing/relieves pain sold >70K 8/2023
4. Patent-pending clear spray like liquid bandage relieve pain, fight infection, and accelerate healing
5. Market-ready: safety/stability studies done; product manufacturing/FDA regulatory experts in place
6. Ready to launch <6 months pending FDA approval as a liquid wound dressing using established path
7. Lab-tested on mice and humans; proven safe on damaged skin; strong testimonials by docs & users
8. Scalable model: interest from retail, clinics, and global partners seeking faster recovery solutions

Featured Investor



J William Savage
Syndicate Lead

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Invested $60,000

"I have had experience with this compound. It is truly amazing, and will likely revolutionize wound care in America. This is completely non-toxic and has many applications for a variety of skin conditions, including wounds.
The inventor is an MD JD whose father was for many years a Canadian virologist employed by the Canadian government. I have known the inventor for over 20 years, and can vouch for his scientific integrity.
I believe Heal Rapidly has the potential for widespread use and ..."

Read More

Team



Thomas Konowalchuk Manager

Research scientist; MD; Attorney Has 20+ years researching the Heal Rapidly product. Holds 27 pharmaceutical patents. Founder of several medical research companies developing new antiviral drugs, cancer treatments and devices.



Michael Bardy COO

Accredited investor, Certified chief engineer, 40 years real estate investor, disabled veteran



Cristina Mejia Chief of Communications

A communication strategist with over 17 years of experience translating



complex ideas into clear, compelling narratives. Background includes developing strategic communications that engage investors, align stakeholders and and support company growth.

Overview Section

Why Should You Invest—and Why Now?

Heal Rapidly represents an extraordinary opportunity in the healthcare market, with a path to significant returns. By capturing just 4% of the market share of its closest competitor, it is our projection we aim to return your investment within three years. With the company's current valuation at $3.5 million, a $400,000 investment translates to an 11.43% equity stake.

Thanks to a 50% margin on our product, we forecast $2.4 million in sales in the first two years, potentially yielding $1.2 million in net income. This would increase our company's valuation to $6 million—a 5X return on net income. We expect sales to scale rapidly as the product gains market recognition and new claims are validated. We believe this funding round will be the final one needed to achieve our milestones.

Please note that these numbers are projections and are not guaranteed.

The Product: A Revolution in Wound Healing

Heal Rapidly is a patent-pending liquid bandage designed to transform wound care. This easy-to-use spray reduces pain, minimizes inflammation, and accelerates healing of cuts by 11 to 13 percent, based on promising results from controlled studies. In a burn wound study, a key result showed that by day four, wounds treated with Heal Rapidly were closing significantly faster than the control group. Specifically, we observed a 64.9 percent increase in wound closure in the treated wounds compared to the negative control, representing a statistically significant and clinically meaningful difference. In addition, recent agar well diffusion assays revealed potent antibacterial activity of the Heal Rapidly compound against both E. coli and Staphylococcus aureus. The zones of inhibition were highly significant with p less than 0.00001, highlighting Heal Rapidly's strong potential to combat bacterial pathogens. We are now seeking 350,000 dollars in this final funding round to secure FDA approval as a liquid wound dressing and bring Heal Rapidly to market within six months.

The Problem: Gaps in Current Wound Care Solutions

Wound care has remained largely unchanged for decades. Most treatments offer minimal comfort, and if infection or debris is present, healing time increases significantly. Existing products are often messy, have unpleasant odors, and may cause pain or even mild toxicity. Furthermore, most lack reliable evidence of efficacy, leaving consumers frustrated and underserved.

Our Solution: Heal Rapidly

Heal Rapidly is a game-changing solution. This simple spray not only reduces pain but also creates an optimal moist environment for faster healing. By promoting a healthier, infection-free healing process, it accelerates recovery while providing comfort. Heal Rapidly is scientifically designed to reduce inflammation, protect against infection, and enhance healing speed, offering a unique and much-needed alternative to current options.

Market Opportunity: Capturing a Growing Market

Heal Rapidly enters a market dominated by products that fail to address the critical needs of faster healing and pain relief. Our closest competitor is a stabilized hypochlorous acid solution approved by the FDA as a topical wound dressing. While it sold 70,000 units on Amazon at $30 for a 3 oz spray in August 2023, it lacks evidence of accelerated healing or pain relief. Heal Rapidly outshines this product with proven efficacy and a competitive price of $20 for a 2 oz spray.

Additionally, common alternatives such as silver compounds, antibiotic ointments like Neosporin, and debridement agents like iodine and peroxide do not accelerate healing or reduce pain. Heal Rapidly fills this gap with a product backed by science, positioned to disrupt a multi-million-dollar industry.

Global Wound First Aid Treatment
$2 BILLION
US Wound First Aid Treatment
$1 BILLION



Research Studies: Strong Scientific Validation

1: Wound Healing Mouse Studies

Two controlled mouse studies were conducted at Oregon State University to evaluate wound healing. The results demonstrated an 11-13% reduction in wound area (see below) in the treated group compared to the control group, with statistical significance (p<0.05).



Reduction in wound area in the treated group compared to the control group

2: Xenograft Mouse Study

Conducted at Epistem and Oregon State University, this study used human skin grafted onto mice to simulate inflammatory reactions. Results showed a significant decrease in inflammation and inflammatory markers in Heal Rapidly-treated skin compared to controls, validating its anti-inflammatory and healing properties.

3: In Vitro Kirby-Bauer Disk Diffusion Susceptibility Test

A bacterial well-diffusion assay showed inhibition of Staphylococcus aureus and E. coli when treated with Heal Rapidly.

4: Burn Wound Healing in 3D Bioprinted Human Skin

An in-vitro 3D bioprinted human skin assay demonstrated effective promotion of burn healing by 64.9% by day four compared to negative controls.

5: Rabbit Skin Irritation Trial

Under GLP conditions, this study tested Heal Rapidly on 12 New Zealand White Rabbits. No irritation or adverse effects were observed, confirming the product's safety for repeated dermal applications.

6: Human Skin Irritation Study

In a randomized, blinded, controlled study involving 41 healthy human volunteers, no signs of irritation were reported after using Heal Rapidly, reinforcing its safety profile.

7: Multi-center Study on Humans

A study with 172 human subjects assessed the safety of Heal Rapidly for treating recurrent cold sores. No skin irritation was observed, and the product was well tolerated by all participants.

8: Stability and Production Readiness

Heal Rapidly has successfully completed production and bottling procedures. FDA approval for use as a topical wound dressing is expected within six months, paving the way for market entry.

Potential for Future Expansion of Claims

Beyond its current applications, Heal Rapidly shows immense potential for expansion into additional therapeutic areas. Anecdotal evidence and early-stage trials suggest that Heal Rapidly may be effective in treating a variety of conditions, including:

Burns, Cuts, and Abrasions: Accelerates healing and reduces pain from minor burns, cuts, and abrasions.

Sunburns: Quickly alleviates pain by reducing inflammation and accelerating the healing process, providing fast relief and comfort.

Insect Bites: Effective for bites from spiders, yellow jackets, wasps, mosquitoes, and other insects.

Marine and Environmental Injuries: Provides relief from injuries caused by coral, and stinging jellyfish.

Skin Infections: Demonstrated efficacy in treating infections such as MRSA (Methicillin-resistant Staphylococcus aureus).

Mouth Sores: Alleviates pain from aphthous stomatitis (mouth ulcers).

Veterinary Use: Shown to relieve skin irritation in pets, including cats and dogs.

These promising uses position Heal Rapidly to expand its product claims, offering both short-term growth and long-term diversification potential.

The Ask: Join Us in Transforming Wound Care

Your investment in Heal Rapidly will enable us to complete the FDA approval process and bring this innovative product to market. With proven safety and efficacy, a clear path to growth, and the potential to revolutionize wound care, Heal Rapidly offers an exceptional opportunity for both financial returns and meaningful impact *in healthcare*.

Team

Inventors

- Jack Konowalchuk, PhD (deceased) - world-famous virologist who was the first to discover a test for E. coli endotoxin

- Thomas Konowalchuk, MD, JD - manager of Heal Rapidly, LLC

Consultants

- Gitali Indra, PhD - research scientist at Oregon State University, College of Pharmacy

- Arup Indra PhD - research scientist at Oregon State University, College of Pharmacy

- All Pro Webworks, LLC - website support

- RQM+ - regulatory consulting firm

- Cris Mejía - Communications Consultant

GLP manufacturing and bottling company

- Yellow Emperor

Sales distribution and returns company

- Amazon

Members of our professional/advisory support team

- Attorney: Travis Young of Bozicevic, Field & Francis LLP

- Accountant: Rashellee Herrera CPA, CISA, CIA, CFE, cCAE of RNB Capital, LLC

Advisory board

- Kasten Spethmann - Capital Access Team Advisor

Competitive Landscape: A Unique Market Opportunity

Heal Rapidly is poised to create a distinct and profitable segment within the wound care market. Currently, no product exists that accelerates wound healing safely and effectively, as proven in clinical studies. Consumers are increasingly looking for solutions that allow them to heal quickly and comfortably without fear of adverse reactions. Heal Rapidly addresses this gap by offering a clinically validated solution that accelerates healing, reduces pain, and provides protection against infection.

We will position Heal Rapidly as the breakthrough treatment that the market has long awaited a product, that not only meets the needs of consumers but also offers a unique, science-backed solution that will transform wound care.

Business Mechanics: A Clear Path to Profitability

Our financial model is designed with one primary goal in mind: to repay your investment within three years and then distribute the majority of profits to our investors. Based on the current revenue model, the company is projected to reach a net value of $6 million within two years of sales. This valuation is grounded in the successful FDA approval of Heal Rapidly and two years of online sales, generating an estimated $2.4 million in gross revenue.

With a 50% profit margin, the $2.4 million in sales will translate into $1.2 million in net income, which drives the company's valuation to $6 million (a 5X multiple on net income) by year three. The projected five-year income model reflects a slight dip below 50% net profit due to initial ramp-up costs, but we anticipate rapid growth once the product is launched.

Projected Five Year Income



The first year will involve no sales during the initial 9-month period while fundraising efforts and FDA approval are underway, followed by a strong sales ramp-up once Heal Rapidly enters the marketplace.

Finances: Strong Financial Growth and Global Expansion Potential

Heal Rapidly is currently patent-pending in the United States, with 20 years of patent protection, providing a solid foundation for long-term market dominance. We plan to file additional patents in other countries during the first year of operations to expand our global footprint.

The pre-money valuation of the company is estimated at $3.5 million, based on the initial market for minor human trauma treatment in the United States. However, the financial potential extends far beyond this initial market. Heal Rapidly has promising applications for other common human conditions, such as:

- **Burns**

- **Insect Bites**

- **Simple Diabetic Ulcers**

- **Inflammation**

Additionally, Heal Rapidly can be used in veterinary care to treat conditions such as allergic itching and other skin ailments in animals.

As consumer awareness and acceptance grow in these additional markets, Heal Rapidly's valuation is expected to significantly increase, offering investors an opportunity for substantial returns as the product expands into new therapeutic areas.

Testimonials

Testimonial #1) I can't speak highly enough of Heal Rapidly!

I had a deep cut on my hand that got badly infected with lines going up my arm. I was fortunate enough to have a sample bottle of Heal Rapidly so I sprayed some on the infected cut. The next day I was happy to see the lines were gone and the wound was pink and healing. Heal Rapidly definitely saved me a Doctors visit!

Then last summer I was unaware that I had a yellow jacket nest near my back door. When I went outside I was swarmed and stung 17 times! When I ran into my house to get away from the swarm I started feeling dizzy and the stings were swollen and bright red.

I sprayed some Heal Rapidly on the stings and after a few minutes I no longer felt dizzy and it took away the pain, redness and swelling. Heal Rapidly is truly an amazing product!

Thank you Dr Konowalchuk!

Best Regards, Gail Lowry

Testimonial #2) email from Carol Hepburn:

Tom. This is day four of treatment with heal rapidly. Our friend, Simona cut her foot badly, took two different courses of two weeks, each antibiotics, and was still feeling pain and limping around on her foot when we met her. We introduced her to heal rapidly. I have pictures of the prior three days beginning the morning after she first applied it in the evening (first picture). (Second picture is 2 days post application and third picture is 4 days post application). I will send those to you too, she said the pain was gone by the next morning and she sends you a big thank you.

-- **Caution: sensitive pictures below:**




Picture at first spray


Picture after 2 days of treatment


Picture after 4 days treatment

Testimonial #3) The following information has been provided by Steve Dodds:

Dear Dr. Konowalchuk,

Last summer I went on a lengthy motorcycle trip. During the trip, I noticed an itchy raised patch, about the size of a half dollar, on the back of my scalp that was a darker color than the surrounding skin and had a clearly defined border.





As the trip progressed, so did the itching and it was clear that my helmet was exacerbating the issue. Once I was home, I did some research and found the patch to be seborrheic keratosis (S.K.). Although not life threatening it was certainly annoying and just gross really. I began to spray the patch a few times a day with Heal Rapidly. After a few days the edges of the patch began to crust an fall off. The patch began to get smaller and I continued to treat it with Heal Rapidly exclusively. Over a period of about 3 1/2 weeks of treatment the patch is completely gone with only a slight shade of skin difference.













Best part is that all of my hair follicles in the area were intact. Heal Rapidly saved me pain, anguish, and money.

Thank you.